

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2011

Via E-mail
Zishen Wu
Chairman, President and Chief Executive Officer
Yongye International, Inc.
6th Floor, Suite 608 Xue Yuan International Tower,
No. 1 Zhichun Road, Haidian District,
Beijing, PRC

> **Re: Yongye International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 14, 2011**
> **File No. 001-34444**

Dear Mr. Wu:

We have reviewed your response letter dated July 21, 2011 and have the following comments.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business, page 3
Employees, page 18

1. We note your response to prior comment 1. Please provide disclosure in future filings that the number of full-time manufacturing employees disclosed does not include temporary workers that are hired during peak season. Also in this regard, please tell us the number of workers that are typically hired during your high peak period.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

2. We note your response to prior comment 6. Please provide a discussion in future filings regarding the seasonality of your cash collections cycle similar to the information provided in the response.

Note 8. Intangible Asset, page F-16

3. We note your response to prior comment 10 and that your determination of the useful life of the customer list was based upon your experience and practice. We are still unclear as to how you determined the appropriateness of nine years based upon your limited experience in renewing or extending contractual periods in similar arrangements. Please provide us with an analysis of the factors and assumptions that support your estimate in light of the absence of historical information, or revise to amortize the list over the customary contract period of three years.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 or Joe Foti at 202-551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief